UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 1-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F; Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-xK in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On December 6, 2022 TROOPS, Inc. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which was approved by the shareholders:

1. To ratify and approve the appointment of WWC, P.C. as auditor of the Company for the fiscal year ending December 31, 2022, and to authorize the board of directors of the Company to fix the remuneration of the auditor..

For	Against	Abstain
67,695,677 Shares	6,228 Shares	1,508 Shares

2. To elect each of the following persons as a Director of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU

b.	Yong Li HUANG

c.	Wood Shing Kei SZE

d.	Dominic Wang Tai LI

e.	Damian THURNHEER

Name	For	Against	Abstain
Jason Che Wai AU	67,656,479 Shares	45,125 Shares	1,809 Shares
Yong Li HUANG	67,694,939 Shares	6,766 Shares	1,708 Shares
Wood Shing Kei SZE	67,655,739 Shares	45,966 Shares	1,708 Shares
Dominic Wang Tai LI	67,656,442 Shares	44,263 Shares	2,708 Shares
Damian THURNHEER	67,697,294 Shares	4,711 Shares	1,408 Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: December 13, 2022	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

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